EXHIBIT 21.1

SUBSIDIARIES

        Except as otherwise indicated, each of the following is a wholly owned direct subsidiary of Netlist, Inc.:

Entity Name	Jurisdiction of Organization
Netlist Holdings GP, Inc.	Texas
Netlist Holdings LP, Inc.	Delaware
Netlist Technology Texas, L.P.(1)	Texas
Netlist International	Cayman Islands

(1)
Ownership interest is held ninety-nine percent by Netlist Holdings LP, Inc. and one percent by Netlist Holdings GP, Inc.